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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     ------------------------------------


                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                     ------------------------------------


                  SHELTER PROPERTIES VII LIMITED PARTNERSHIP
                           (Name of Subject Company)

                       MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                        INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)

                     ------------------------------------


                               JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                        INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                  SUITE 3401
                           NEW YORK, NEW YORK 10152
                                (212) 750-6070
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   COPY TO:

                              JOHN A. HEALY, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                     ------------------------------------








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                   This Amendment No. 1 amends and supplements the Tender
Offer Statement on Schedule 14D-1 originally filed with the Commission on December 17, 1997 (the "Statement") by Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P., Insignia Properties Trust and Insignia Financial Group, Inc., relating to the tender offer of the Purchaser to purchase up to 7,000 of the outstanding units of limited partnership interest (the "Units") of Shelter Properties VII Limited Partnership at a purchase price of $350 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Statement.


ITEM 10.  ADDITIONAL INFORMATION.

         (f) The Offer has been extended to 12:00 midnight, New York time, on Friday, January 16, 1998. On December 18, 1997, the Purchaser issued a press release announcing such extension and reporting that no Units had been tendered pursuant to the Offer. A copy of the press release has been filed as Exhibit (a)(5) to this Amendment No. 1 and is incorporated herein by reference in its entirety.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(5) Text of press release issued by the Purchaser on December 18, 1997.




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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 1997


                                        MADISON RIVER PROPERTIES, L.L.C.


                                        By:    /s/ JEFFREY P. COHEN
                                           -----------------------------------
                                              Jeffrey P. Cohen
                                              Manager



                                        INSIGNIA PROPERTIES, L.P.

                                        By:   Insignia Properties Trust,
                                              its General Partner


                                        By:    /s/ JEFFREY P. COHEN
                                           -----------------------------------
                                              Jeffrey P. Cohen
                                              Senior Vice President



                                        INSIGNIA PROPERTIES TRUST


                                        By:    /s/ JEFFREY P. COHEN
                                           -----------------------------------
                                              Jeffrey P. Cohen
                                              Senior Vice President



                                        INSIGNIA FINANCIAL GROUP, INC.


                                        By:    /s/ FRANK M. GARRISON
                                           -----------------------------------
                                              Frank M. Garrison
                                              Executive Managing Director



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                                 EXHIBIT INDEX



   EXHIBIT NO.              DESCRIPTION

      (a)(5) Text of press release issued by the Purchaser on December 18, 1997.



















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